CERTIFICATE oF ABRIDGEMENT

Re:	Annual and special meeting of Eldorado Gold Corporation (the “Company”) to be held on May 25, 2016 (the “Meeting”)

I, Dawn Moss, Executive Vice President, Administration and Corporate Secretary of the Company, after having made due inquiry hereby certify on behalf of the Company, and not in my personal capacity and without personal liability, as follows:

1.	arrangements have been made to have proxy related materials for the Meeting sent in compliance with sections 2.9 and 2.12 of National Instrument 54-101 (the “Instrument”);
2.	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and
3.	the Corporation is relying on section 2.20 of the Instrument to abridge the time prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument.

DATED as of this 21st day of April, 2016.	“Dawn Moss”
Dawn Moss Executive Vice President, Administration and Corporate Secretary Eldorado Gold Corporation